SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

11 November 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 10 November 2003 as published in the South China Morning Post in Hong Kong on 11 November 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 11/14

E:\cw\sa\ltr\SHPCL&SHMB-3Q2003.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 10 NOVEMBER 2003.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the nine months ended 30 September 2003 in Thailand on 10 November 2003. The financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the nine months ended 30 September 2003 in Thailand on 10 November 2003. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
CONSOLIDATED EARNINGS STATEMENT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 – UNAUDITED

	Nine Months Ended 30 September 2003 *Baht'000*	2002 *Baht'000*
Revenues from hotel operations:		
Room	463,067	520,961
Food and beverage	378,842	446,244
Others	64,405	74,891
Total revenues from hotel operations	906,314	1,042,096
Cost of sales and services	(298,158)	(332,047)
Gross profit	608,156	710,049
Selling and administrative expenses	(255,282)	(277,747)
Earnings from the sale of goods and the rendering of services	352,874	432,302
Other incomes	14,806	35,298
Other expenses		
Depreciation	(155,887)	(138,680)
Loss on disposal of fixed assets	(11,758)	–
Directors' remuneration	(2,745)	(1,725)
EARNINGS FROM OPERATIONS	197,290	327,195
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(33,112)	(39,849)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	164,178	287,346
INTEREST EXPENSES	(2,959)	(1,295)
CORPORATE INCOME TAX	(49,957)	(79,571)
NET EARNINGS FOR THE PERIOD	111,262	206,480
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.86	1.59

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003 AFTER ADJUSTMENT IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 10 November 2003